UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                SCHEDULE 13D/A-4

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                              SUNTERRA CORPORATION
                              --------------------
                                (Name of issuer)


                     Common Stock, $.01 Par Value Per Share
                     --------------------------------------
                         (Title of class of securities)


                                   86787D 20 8
                                   -----------
                                 (CUSIP number)


                              Arthur H. Amron, Esq.
                               Wexford Capital LLC
                             411 West Putnam Avenue
                               Greenwich, CT 06830
                                 (203) 862-7012
   -----------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                October 14, 2003
              -----------------------------------------------------
             (Date of event which requires filing of this statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).



Pages 1 of 7 Pages

CUSIP No. 86787D208

-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                                              W-K Investors LLC
         I.R.S. Identification Nos. of Above Persons (entities only)   06-1578461



-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [_]
         (See Instructions)                                                                                 (b) [_]


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3.       SEC Use Only


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4.       Source of Funds (See Instructions)                                                                      OO



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5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                                [_]


-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                              Delaware



-------------------------------------------------------------------------------------------------------------------
         Number of Shares           7.      Sole Voting Power                                                     0
         Beneficially               -------------------------------------------------------------------------------
         Owned by Each              8.      Shared Voting Power (see Item 5 below)                          255,511
         Reporting                  -------------------------------------------------------------------------------
         Person With                9.      Sole Dispositive Power                                                0
                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)                     255,511

-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                     255,511


-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [_]


-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                                    1.4%


-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             OO
-------------------------------------------------------------------------------------------------------------------


                                                               Page 2 of 7 Pages

CUSIP No. 86787D208


-------------------------------------------------------------------------------------------------------------------

1.       Names of Reporting Persons.                                                           Wexford Capital, LLC
         I.R.S. Identification Nos. of Above Persons (entities only) 06-1442624




-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [_]
         (See Instructions)                                                                                 (b) [_]


-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only


-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      OO



-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                                [_]


-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                           Connecticut



-------------------------------------------------------------------------------------------------------------------
         Number of Shares           7.      Sole Voting Power                                                     0
         Beneficially               -------------------------------------------------------------------------------
         Owned by Each              8.      Shared Voting Power (see Item 5 below)                          255,511
         Reporting                  -------------------------------------------------------------------------------
         Person With                9.      Sole Dispositive Power                                                0
                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)                     255,511

-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                     255,511

-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [_]


-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                                    1.4%


-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             OO
-------------------------------------------------------------------------------------------------------------------



                                                               Page 3 of 7 Pages

CUSIP No. 86787D208


-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                                            Charles E. Davidson
         I.R.S. Identification Nos. of Above Persons (entities only)
         (Intentionally Omitted)



-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [_]
         (See Instructions)                                                                                 (b) [_]


-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only


-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      OO



-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                                [_]


-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                         United States



-------------------------------------------------------------------------------------------------------------------
         Number of Shares           7.      Sole Voting Power                                                     0
         Beneficially               -------------------------------------------------------------------------------
         Owned by Each              8.      Shared Voting Power (see Item 5 below)                          255,511
         Reporting                  -------------------------------------------------------------------------------
         Person With                9.      Sole Dispositive Power                                                0

-------------------------------------------------------------------------------------------------------------------
10.      Shared Dispositive Power (see Item 5 below)                255,511

-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                     255,511


-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [_]


-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                                    1.4%


-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             IN
-------------------------------------------------------------------------------------------------------------------


                                                               Page 4 of 7 Pages

CUSIP No. 86787D208


-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                                               Joseph M. Jacobs
         I.R.S. Identification Nos. of Above Persons (entities only)
         (Intentionally Omitted)



-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [_]
         (See Instructions)                                                                                 (b) [_]


-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only


-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      OO



-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                                [_]


-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                         United States



-------------------------------------------------------------------------------------------------------------------
         Number of Shares           7.      Sole Voting Power                                                     0
         Beneficially               -------------------------------------------------------------------------------
         Owned by Each              8.      Shared Voting Power (see Item 5 below)                          255,511
         Reporting                  -------------------------------------------------------------------------------
         Person With                9.      Sole Dispositive Power                                                0
                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)                     255,511

-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                     255,511


-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [_]


-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                                    1.4%


-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             IN
-------------------------------------------------------------------------------------------------------------------



                                                               Page 5 of 7 Pages

     This Amendment No.4 to Schedule 13D modifies and supplements the Schedule 13D initially filed on August 9, 2002 and amended by Amendment Nos. 1, 2 and 3 filed on September 12, 2003, September 22, 2003 and October 10, 2003, respectively (as amended, the "Statement"), with respect to the common stock, $0.01 par value per share (the "Common Stock"), of Sunterra Corporation, a Maryland corporation (the "Company") and shares of Common Stock issuable upon the conversion of Stock Purchase Warrants (the "Warrants") issued by the Company pursuant to the Plan (as defined in the Statement). Except to the extent supplemented by the information contained in this Amendment No. 4, the Statement, as amended as provided herein, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

     Since the date of Amendment No. 3, W-K sold an aggregate of (i) 6,500 shares of Common Stock on October 10, 2003 in open market sales at an average sales price of $11.05 per share, (ii) 2,500,000 shares of Common Stock in October 14, 2003 in open market sales at an average sales price of $11.05 per share, and (iii) 60,893 shares of Common Stock on October 14, 2003 in open market sales at an average sales price of $11.40 per share. As a result of the foregoing, each of the Reporting Persons may be deemed to own beneficially 255,511 shares of Common Stock (including shares of Common Stock issuable to W-K upon the exercise of Warrants held for the account of W-K) representing 1.4% of the outstanding shares of Common Stock (on the basis of 18,045,077 shares of Common Stock issued and outstanding on October 14, 2003, as reported in the Company's Form 10-Q filed August 14, 2003).

     Wexford Capital may, by reason of its status as managing member of W-K, be deemed to own beneficially the shares of Common Stock of which W-K possesses beneficial ownership. Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Capital, be deemed to own beneficially the shares of Common Stock of which W-K possesses beneficial ownership. Each of Charles E. Davidson, Joseph M. Jacobs and Wexford Capital shares the power to vote and to dispose of the shares of Common Stock beneficially owned by W-K. Each of Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by W-K.

     Except as set forth above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Amendment No. 4 to Schedule 13D.

                                    * * * * *



                                                               Page 6 of 7 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2003

                                   W-K INVESTORS LLC

                                   By:    /s/ Arthur H. Amron
                                          --------------------------------------
                                          Name:  Arthur H. Amron
                                   Title: Vice President and Assistant Secretary


                                   WEXFORD CAPITAL LLC

                                   By:    /s/ Arthur H. Amron
                                          --------------------------------------
                                          Name:  Arthur H. Amron
                                          Title:   Principal and Secretary


                                   /s/ Charles E. Davidson
                                   -----------------------
                                   CHARLES E. DAVIDSON


                                   /s/ Joseph M. Jacobs
                                   --------------------
                                   JOSEPH M. JACOBS


                                                               Page 7 of 7 Pages